


SEC 16002084



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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



SEC FILE NUMBER
8- 39716

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BANYAN SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Drakes Landing Road, Suite 125
(No. and Street)

Greenbrae CA 94904
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bruce E. Neff (415) 461-0900
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Marcum LLP
(Name – *if individual, state last, first, middle name*)

2049 Century Park East, Suite 300 Los Angeles CA 90067
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*



OATH OR AFFIRMATION

I, Bruce E. Neff, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BANYAN SECURITIES, LLC, as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Sworn to Before me
by Bruce E. Neff
March 10, 2016

Notary Public
State of California, County of Marin

Signature

Title

STACY L. SODERBORG
Commission # 2027043
Notary Public - California
Marin County
My Comm. Expires Jun 29, 2017

Long Version of the Oath & Affirmation

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS -

BANYAN SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2015

ASSETS		
Cash	$	40,366
Due from clearing broker, including clearing deposits of $150,000		747,106
Investment in securities, at fair value		34,937
Commissions receivable		40,714
Other assets		14,087
	$	877,210
LIABILITIES AND MEMBERS' EQUITY		
Liabilities		
Accounts payable and accrued expenses	$	31,061
Total liabilities		31,061
Commitments and contingencies (see note 7)		
Members' equity		846,149
	$	877,210

See accompanying notes to financial statements

1. Nature of Business and Summary of Significant Accounting Policies

Organization and Nature of Business

Banyan Securities, LLC (the "Company") is a limited liability company organized under the laws of the State of California on December 11, 1996. The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), engaging in the general securities industry, with customers across the United States. The term of the Company is until December 31, 2025, but may be terminated earlier as set forth in its operating agreement (the "Agreement").

Liquidity

The Company incurred a net loss in the year ended December 31, 2015. As of that date, the Company maintained capital in excess of its contractual and regulatory requirements pursuant to the rules of the Securities and Exchange Commission and FINRA. Management believes that this excess capital is more than adequate for its ongoing operations for the fiscal year following the date of these financial statements (See note 9 regarding excess net capital of $ 721,821).

Basis of Presentation

The accompanying financial statement is presented using U.S. generally accepted accounting principles ("GAAP"). Financial statements prepared on a GAAP basis require management to make estimates and assumptions that affect the amounts and disclosures reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

Securities Transactions

Transactions in securities are recorded on a trade-date basis. Securities owned consist of common stocks of U.S. companies and are recorded at fair value. The Company's business is almost exclusively in agency commissions received on listed and OTC equity security transactions.

Use of Estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities, disclosure of contingent liabilities, and reported amounts of expenses in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. The Company's cash is held in institutions in the U.S.

Commissions Receivable and Payable

Commissions receivable represents commissions earned on a trade-date basis by the Company from brokerage transactions not yet received from its clearing broker. No allowance was deemed necessary as of December 31, 2015 since the Company has determined all commissions receivable to be collectible.

1. Nature of Business and Summary of Significant Accounting Policies (continued)

Commissions Receivable and Payable (continued)

Commissions payable represents commissions earned by the Company's registered representatives but not yet paid by the Company.

Allowance for Doubtful Accounts

Receivable balances are reviewed periodically as to collectability to determine the need for any allowances for doubtful accounts. No allowance was deemed necessary as of December 31, 2015 since the Company has determined all commissions receivable to be collectible.

Income Taxes

The Company is a limited liability company, and treated as a partnership for income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the members for federal income tax purposes. Accordingly, the Company has not provided for federal income taxes.

At December 31, 2015, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. The Company remains subject to U.S. federal and state income tax audits for all periods subsequent to 2010.

Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation techniques. A fair value hierarchy for inputs is used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs are to be used when available. Valuation techniques that are consistent with the market or income approach are used to measure fair value. The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access.

Level 2 - Valuation based on inputs, other than quoted prices included in Level 1,that are observable either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

Fair value is a market-based measure, based on assumptions of prices and inputs considered from the perspective of a market participant that are current as of the measurement date, rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date.

The availability of valuation techniques and observable inputs can vary from investment to investment and are affected by a wide variety of factors, including the type of investment, whether the investment is new and not yet established in the marketplace, the liquidity of markets, and other characteristics particular to the transaction.

1. Nature of Business and Summary of Significant Accounting Policies (continued)

Fair Value Measurements (continued)

To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the investments existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for investments categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement.

Investments

Investments in securities that are freely tradable and are listed on major securities exchanges are valued at their last reported sales price as of the valuation date.

Many over-the-counter ("OTC") contracts have bid and ask prices that can be observed in the marketplace. Bid prices reflect the highest price that the marketplace participants are willing to pay for an asset. Ask prices represent the lowest price that the marketplace participants are willing to accept for an asset. For securities whose inputs are based on bid-ask prices, the Company's valuation policies do not require that fair value always be a predetermined point in the bid-ask range. The Company's policy for securities traded in the OTC markets and listed securities for which no sale was reported on that date are generally valued at their last reported "bid" price if held long, and last reported "ask" price if sold short.

To the extent these securities are actively traded and valuation adjustments are not applied, they are categorized in Level 1 of the fair value hierarchy. Securities traded on inactive markets or valued by reference to similar instruments are generally categorized in Level 2 of the fair value hierarchy.

As of December 31, 2015, all securities held are Level 1. The fair value and carrying value of the Company's investments approximate each other due to their short term nature. There were no transfers in or out of each level of the fair value hierarchy.

2. Limitation of Members' Liability

The debts, obligations and liabilities of the Company shall solely be the debts, obligations and liabilities of the Company and no member shall be obligated personally for any such debt, obligation or liability solely by reason of being a member, except for any debts, obligations and liabilities that may arise from a regulatory agency.

3. Members' Equity

Contributions and distributions by members may be made from time to time with the consent and approval of a majority interest of the members as set forth in the Agreement. Profits and losses are, in general terms, allocated to the members on a pro rata basis based on their respective membership interest. Managing members have additional rights, powers, and authority as part of their ownership interest in the Company.

4. Due from Clearing Broker

The Company clears all of its proprietary and customer transactions through National Financial Services LLC on a fully disclosed basis. Due from clearing broker represents cash balances at the clearing broker. Certain balances at the Company's clearing broker are restricted to comply with the Company's agreement with the clearing broker.

The Company conducts business with brokers and dealers that are members of the major securities exchanges. The Company has a policy of reviewing, as considered necessary, the credit standing of each broker with which it conducts business.

The Company's agreement with its clearing broker requires the Company to maintain minimum net capital, as defined by the SEC Uniform Net Capital Rule 15c3-1 of at least $750,000, an aggregate indebtedness ratio, also defined, not to exceed 10 to 1 (see Note 9), and a minimum deposit of cash or securities totaling $150,000. Commissions receivable from the clearing broker may be applied to satisfy the deposit requirement. Total clearing deposit as of December 31, 2015 was $150,000.

5. Execution Services

In the normal course of business, the Company provides its customers with trade execution services. The Company is generally compensated for such services as part of the commission charged to its customers.

6. Credit Risk

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company maintains its cash balances in various financial institutions. These balances are insured by the Federal Deposit Insurance Corporation up to $250,000 per institution.

7. Commitments and Contingencies

Leases

The Company sub-leases office space pursuant to a long-term lease agreement that expires in August 2018 with minimum annual rental payments. The lease is subject to escalation clauses, operating expenses and real estate taxes. At December 31, 2015, the Company's remaining future minimum lease commitments are as follows:

Year Ending December 31	Minimum Annual Rental Payments
2016	$82,769
2017	85,287
2018	57,935
Total -	$225,993

7. Commitments and Contingencies (continued)

In the normal course of business, the Company enters into contracts and agreements that contain a variety of representations and warranties. The Company's exposure under these agreements is unknown because it involves claims that may be made against the Company in the future, but have not yet been made. To date, the Company has not paid any claims or required to defend any action.

8. Profit Sharing Plan

The Company has a qualified retirement multiemployer plan, commonly referred to as the 401(k) Plan (the "Plan"), which covers substantially all of its full-time employees who have at least 1,000 hours of service with the Company.

The Plan includes employee contributions and matching contributions by the Company, subject to certain limitations. In addition, the Company may contribute additional amounts to the Plan, at its discretion, based on its profits for the year.

9. Net Capital Requirements

As a registered broker-dealer with the SEC and the FINRA, the Company is subject to the SEC Uniform Net Capital Rule 15c3-1 (the "Rule") which requires maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2015, the Company had net capital of $821,821, which was $721,821 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was 0.04 to 1.

10. Subsequent events

The Company has reviewed its records and has determined that, except as noted below, no subsequent events have occurred that would require recognition in the financial statements or disclosure in the notes to the financial statements. A non-managing member exited the Company during 2015. The member withdrew capital in the amount of $ 53,279 in January 2016.



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members of
Banyan Securities, LLC

We have audited the accompanying financial statements of Banyan Securities, LLC which comprise the statement of financial condition as of December 31, 2015, and the related statements of operations, changes in members' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Banyan Securities, LLC's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Banyan Securities, LLC as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information in Schedule I - Computation of Net Capital Under Rule 15c3-1 of The Securities and Exchange Commission, and Schedule II - Computation for Determination of Reserve Requirements and Information Relating to Possession and Control Requirements Under Rule 15c3-3 of The Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of Banyan Securities, LLC's financial statements. The supplemental information is the responsibility of Banyan Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Marcum LLP
Los Angeles, CA
March 28, 2016



Marcum LLP ▪ 2049 Century Park East ▪ Suite 300 ▪ Los Angeles, California 90067 ▪ **Phone** 310.432.7400 ▪ **Fax** 310.432.7502 ▪ **marcumllp.com**



March 28, 2016

Banyan Securities LLC
The Board of Directors
100 Drakes Landing Road, Suite 125
Greenbrae, CA 94904

In connection with our audit of the financial statements of Banyan Securities LLC (the "Company"), as of December 31, 2015 and for the year then ended, professional standards require that certain matters related to the conduct of our audit are communicated to those who have responsibility for oversight of the financial reporting process (hereafter referred to as the "Audit Committee"). As required by those standards, the objectives of the audit, our responsibilities under standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), and management's responsibilities have been communicated to you in our engagement letter dated October 28, 2015. Such standards also require the auditor to ensure that the Audit Committee receives additional information regarding the audit that may assist the Audit Committee in overseeing the financial reporting and disclosure process, for which management is responsible.

1. Discussion of Significant Audit Strategy Changes and Changes to Significant Risks

   During the course of our audit, there were no significant changes to the audit strategy or the risk assessment communicated to the Audit Committee on February 18, 2016.

2. Significant Accounting Policies and Practices

   The following are significant changes in accounting policies beginning in 2015.

   - *The Company previously recorded certain health insurance payments paid on the members' behalf as distributions. These amounts are now being recorded as expense items on the statement of operations.*

   - *The Company previously recorded changes in the fair value of certain investments directly to equity. These changes in fair value are now being recorded as gain or loss on the statement of operations.*

3. Critical Accounting Policies and Practices

   There are no specific matters that we believe should be communicated to you.

4. Critical Accounting Estimates

   There have not been any critical accounting estimates made by management.



5. Significant Unusual Transactions

The following are significant unusual transactions.

- *During 2015, the Company placed an employee of Global Capital Partners, L.P. ("Global Capital"), on its payroll account. Management has indicated that this arrangement was entered into as a convenience for Global Capital, and that the full amount of payroll and related expenses paid on Global Capital's behalf has been reimbursed. These amounts have not been reflected in the statement of operations as they have no net effect on expenses.*

6. Financial Statement Presentation

The auditor should communicate the results of the auditor's evaluation of whether the presentation of the financial statements and the related disclosures are in conformity with GAAP, including the auditor's consideration of the form, arrangement, and content of the financial statements (including the accompanying notes), encompassing matters such as the terminology used, the amount of detail given, the classification of items, and the bases of amounts set forth.

There are no matters regarding the financial statement presentation that we believe should be communicated to you.

7. Related Parties

The following are significant matters regarding related parties.

- *The Company receives significant commission revenue from trades placed on members' behalf through the Company. In the prior year, these revenues were not disclosed as related party revenues in the financial statements provided to us.*

8. Adoption of New Accounting Standards That Are Not Yet Effective

To our knowledge there has not been any new anticipated application of accounting standards that have been issued but are not yet effective that might have a significant effect on future financial reporting.

9. Supplemental Information in Documents Containing Audited Financial Statements

Based on our audit procedures performed, the supplemental information is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

10. Exceptions to Exemption Provisions

In connection with our review of the Company's exemption report, titled "Banyan Securities, LLC's Exemption Report" and included with the financial statements, we did not identify any exceptions to the exemption provisions that would cause the Company's assertions not to be fairly stated, in all material respects.

11. Uncorrected and Corrected Misstatements

Management has considered the effects of both current year and prior year's unadjusted financial statement misstatements (summarized in the accompanying Attachment A) when quantifying misstatements in current year financial statements for purposes of determining whether the current years financial statements are materially misstated. Management concluded that unadjusted misstatements are not material, both individually and in the aggregate, to the financial statements taken as a whole.

The adjusting journal entries summarized in the accompanying Attachment B arose from management's review and analysis of accounts or financial information or from management's review of matters identified by us for further consideration during the engagement.

12. Disagreements with Management

There were no such disagreements.

13. Consultation with Other Accountants about Significant Matters

To our knowledge, no such consultations were made by management.

14. The Auditor's Evaluation of Going Concern

The financial statements indicate a significant drop in revenues from the prior year and that the Company has a significant net loss. These concerns initially raised substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time. Marcum discussed this matter with management and evaluated management's plans, which included cutbacks in spending effected in 2015, and withholding of distributions to members if the Company is requisite funds are unavailable. Marcum concluded that substantial doubt about the Company's ability to continue as a going concern has been alleviated as a result of these factors.

15. Departure from the Auditor's Standard Report

There were no modifications to our opinion or explanatory language included in our standard audit report on the Company's financial statements.

16. Difficulties Encountered in Performing the Audit

We encountered the following significant difficulties during the course of our audit:

- *Company's inability to provide schedules in Word or Excel format.*
- *Receipt of various schedules that did not agree to the trial balance.*
- *Need for auditor to obtain several revisions of schedules already received as a result of adjustments for misstatements.*
- *Unexpected extensive effort required by the auditor to obtain sufficient appropriate audit evidence.*
- *Lack of a knowledgeable accounting and financial reporting person lead to various delays and items mentioned above.*

17. Fraud and Illegal Acts

No fraud or illegal acts were noted.

18. Deficiencies in Financial Controls

In planning and performing our audit of the financial statements of the Company, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control. However, we noted certain matters involving internal control and its operation that we consider to be significant deficiencies or material weaknesses under standards established by the PCAOB.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the Company's financial reporting.

We noted the following deficiencies that we believe to be material weaknesses:

- *No formalized fraud risk assessment and monitoring process*
- *Lack of proper management oversight and review of account reconciliations and drafted financial statements*
- *Lack of a formal process in periodic distribution to and review of financial statements and FOCUS filings by those charged with governance.*
- *Lack of segregation between the preparation and review functions of net capital computations and FOCUS filings. Further, no evidence of documented review of the financial statements and FOCUS filings by the FINOP exists.*
- *Company does not retain certain items in documentation, (specifically including executed agreements and broker summary reports)*
- *No segregation of duties within key accounting functions, (specifically including the cash disbursements cycle, HR/Payroll function, and financial close cycle)*
- *No internal review of journal entries*
- *No formal documented process or evidence of review exists related to new customers and review of trade blotters other than those performed by the preparer*
- *Lack of controls necessary to understand that use-it-or-lose-it vacation policy is not legal in California*
- *No formal documented process for identification and proper disclosure of related parties, or for approval of related party transactions*

- *No formal documented process or evidence of review exists related to review of daily reconciliation of clearing broker transactions or review of monthly clearing broker reconciliations other than those performed by the preparer*

We also noted the following deficiencies that we believe to be significant deficiencies:

- *Certain documents (including vendor invoices, reconciliations, and timecards) are missing approval from CEO.*
- *The Company does not utilize formal processes during its month-end close process, such as checklists.*
- *No formal documented process or evidence of review exists related to review of commission expense entries other than that performed by the preparer.*

Our consideration of internal control would not necessarily disclose all matters in internal control that might be reportable to you and, accordingly, would not necessarily disclose all significant deficiencies or material weaknesses as defined above.

19. Material Written Communications Between the Auditors and Management

In addition to the engagement letter, our audit planning letter, and independence letter which have been provided to the Audit Committee, the auditor is required to communicate to the Audit Committee other written communications between the auditor and the Company's management.

During the course of our audit we have made the following written communications with management:

a. Management representation letter- Attachment C

20. Independence and Non-Audit Services

We hereby confirm that as of the date of this letter, we are independent accountants with respect to the Company, within the meaning of the Securities Acts administered by the Securities and Exchange Commission, and the requirements of the Public Company Accounting Oversight Board.

Except for tax return preparation, we have not provided any non-audit services to the Company.

21. Other Matters

An internal control narrative provided to us after initial conversations with management originally indicated that the Company has a use-it-or-lose-it vacation policy. Such a policy is illegal in the jurisdiction in which the Company operates. Subsequent conversations with management indicated that the Company's policy is to require all employees and members to take all their vacation hours each year, and that if this policy were violated unused vacation hours would roll to the next year. Management has disclosed a general legal contingency in the financial statements in response to this matter.

This report is intended solely for the use of the Audit Committee, Board of Directors, management, and others within the Company, and should not be used by anyone other than these specified parties.

Very truly yours,

Marcum LLP

Neil Prasad, CPA
Partner- In-Charge, Los Angeles

Attachment A
Unadjusted Misstatements

Proposed JE # 1				
To back out accrual for services not incurred in 2015				
	L33000	Accrued Expenses	19,000.00	
	E80010	Professional Fees		19,000.00
Total			**0.00**	**0.00**

Proposed JE # 2				
To accrue items identified in unrecorded liability search				
	E90010	MISC Costs	7,192.00	
	L33000	Accrued Expenses		7,192.00
Total			**0.00**	**0.00**

Proposed JE # 4				
To accrue deferred rent				
	E30010	Occupancy Costs/ Rent	2,616.00	
	L33000	Accrued Expenses		2,616.00
Total			**0.00**	**0.00**

Proposed JE # 6				
To adjust leasehold improvement amortization over 3 year lease term				
	A80000	Deposits & Other Assets	1,361.00	
	E34110	Occupancy Costs		1,361.00
Total			**0.00**	**0.00**

Proposed JE # 8				
To show effect of predecessor auditor's fee accrued in 2014 but incurred 2015				
	E80010	Professional Fees	21,500.00	
	C600BN	Retained Earnings		21,500.00
Total			**0.00**	**0.00**

Attachment B
Adjusted Misstatements

Adjusting Journal Entry JE # 3			
PBC entry to adjust leasehold improvement amortization to 3 year lease term			
A80000	Deposits & Other Assets	2,269.00	
E30010	Occupancy Costs/ Rent		2,269.00
Total		**0.00**	**0.00**

Adjusting Journal Entry JE # 5			
PBC entry to flow health insurance premiums paid on members' behalf through the PnL			
E21010	Employees' Benefits	83,370.00	
C520BN	Partners' Capital		13,246.00
C520CC	Partners' Capital		26,411.00
C520JG	Partners' Capital		24,288.00
C520WL	Partners' Capital		19,425.00
Total		**0.00**	**0.00**

Adjusting Journal Entry JE # 7			
PBC entry to flow change in FV of 2014 securities contribution into PnL, not direct to equity			
I90010	MISC Income	27,064.00	
C520CC	Partners' Capital		27,064.00
Total		**0.00**	**0.00**

Attachment C- Management Representation Letter



Banyan Securities, LLC

100 Drake's Landing Road, Suite 125, Greenbrae, CA 94904
415-461-0900 800-444-6690

March 28, 2016

Marcum LLP
Accountants & Advisors
2049 Century Park East, Suite 300
Los Angeles, CA 90067

We are providing this letter in connection with your audit of the financial statements of Banyan Securities, LLC (the "Company") as of December 31, 2015 and for the year then ended, for the purpose of expressing an opinion as to whether the financial statements present fairly, in all material respects, the statement of financial condition, and the related statements of operations, changes in members' equity, and cash flows of Banyan Securities, LLC pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information, for the purpose of expressing an opinion as to whether the financial statements are presented fairly, in all material respects, in accordance with accounting principles generally accepted in the United States (U.S. GAAP). We are also responsible for adopting sound accounting policies, establishing and maintaining internal control, and preventing and detecting fraud. We confirm that we are responsible for the fair presentation in the financial statements of the statement of financial condition, and the related statements of operations, changes in members' equity, and cash flows in conformity with GAAP.

Certain representations in this letter are described as being limited to matters that are material. Notwithstanding this, items are considered material, regardless of size, if they involve an omission or misstatement of accounting information that, in the light of surrounding circumstances, makes it probable that the judgment of a reasonable person relying on the information would be changed or influenced by the omission or misstatement. An omission or misstatement that is monetarily small in amount could be considered material as a result of qualitative factors.

We confirm, to the best of our knowledge and belief, the following representations made to you during your audit.

1. We have fulfilled our responsibilities, as set out in the terms of the audit engagement letter dated October 28, 2015 including our responsibility for the preparation and fair presentation of the financial statements pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934, and the related notes to the financial statements and supplemental information.

2. The financial statements referred to above are fairly presented in conformity with GAAP, which is an appropriate financial reporting framework. We attest to the completeness and truthfulness of the representations and disclosures made to you during the course of your work, including those related to our financial accounting, internal controls, and our reporting requirements.

3. We have made available to you all:

   a. relevant information and access, as agreed upon in the terms of the audit engagement, and that all transactions have been recorded and are reflected in the financial statements.

   b. No minutes exist for meetings of members, directors and committees of directors.

4. There have been no communications from regulatory agencies, such as the Securities and Exchange Commission (SEC) or the Internal Revenue Service, or inquiries from any governmental or regulatory bodies concerning potential noncompliance with, or deficiencies in, financial reporting practices or any other matters that could have an adverse effect on our operations or material adverse effect on the financial statements.

5a. We have considered the effects of both current year and prior year's unadjusted financial statement misstatements brought to our attention (summarized in the accompanying Attachment A) when quantifying misstatements in current year financial statements for purposes of determining whether the current years financial statements are materially misstated. We considered both the "iron curtain" and "rollover" approaches to quantifying a current year's misstatement for purposes of determining its materiality. We have concluded that unadjusted misstatements are not material, both individually and in the aggregate, to the financial statements taken as a whole. This representation is limited to the summary of unadjusted misstatements included as an attachment to this letter.

5. b. We have recorded all adjusting journal entries (summarized in the accompanying Attachment B) that arose from our review and analysis of accounts or financial information or from our review of matters identified by you for further consideration during your engagement. These have been recorded in our general ledger and are reflected properly in the financial statements and footnotes.

6. The Company is in compliance with all the requirements of Sarbanes-Oxley, including but not limited to, the absence of irregularities involving management or those employees who have significant roles in the Company's internal control structure and loans or advances to officers and directors.

7. We acknowledge the existence of significant deficiencies, including material weaknesses, in the design or operation of internal controls, which could adversely affect the Company's ability to record, process, summarize, report financial data and control activities for safeguarding the Company's securities (as well as other assets), and the practices and procedures followed in making periodic computations of aggregate indebtedness (or aggregate debits) and net capital as defined in accordance with the Net Capital Rule (SEC Rule 15c3-1).

8. We acknowledge our responsibility for adopting sound accounting policies, the design, implementation, and maintenance of internal control to prevent and detect fraud, and as such internal control relates to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

9. We have disclosed to you if we are aware of any risks that the financial statements may be materially misstated as a result of fraud.

10. We have not received any communications, nor do we have knowledge of any fraud, allegations of fraud or suspected fraud affecting the entity involving:

    a. management

    b. employees who have significant roles in internal control, or

    c. others, including former employees, analysts, regulators, or short-sellers where the fraud could have a material effect on the financial statements

11. The Company has no plans or intentions that may materially affect the carrying value or classification of assets and liabilities.

12. The following have been properly recorded or disclosed in the financial statements:

    a. guarantees, whether written or oral, under which the company is contingently liable.

    b. The Company has no related parties, except for the fact that members place trades through the Company on their own behalf (as properly disclosed in the financial statements in accordance with GAAP), and except for the fact that in 2015, the Company made payroll payments for Global Capital (which was a subtenant of Crown, a subtenant of the Company for a portion of 2015). The Company was fully reimbursed by Global Capital for these payroll payments in 2015.

13. We have identified all accounting estimates that could be material to the financial statements, including the key factors and significant assumptions underlying those estimates, and we believe the estimates are reasonable in the circumstances. There are no such estimates that may be subject to a material change in the near term that have not been properly disclosed in the financial statements.

14. We have evaluated our tax positions in accordance with ASC 740 "Income Taxes". Specifically, we have determined whether our tax positions would be sustained upon examination, including resolution of any related appeals or litigation, based on the technical merits of the positions (assuming the taxing authority has full knowledge of all information) based upon a "more-likely-than-not" (MLTN) threshold. If this threshold is not met, none of the tax benefit provided by the position is reflected in the financial statements. For a tax position that meets the MLTN recognition threshold, the benefit is measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. Additionally, related interest and penalties, if any, have been recorded in

accordance with ASC 740 "Income Taxes".

15. We have no knowledge of concentrations existing at the date of the financial statements that make the Company vulnerable to the risk of a near-term severe impact that have not been properly disclosed in the financial statements. We understand that concentrations refer to volumes of business, revenues, available sources of supply, or markets or geographic areas for which events could occur that would significantly disrupt normal finances within the next year. We understand that *near-term* means the period within one year of the date of the financial statements.

16. There are no:

    a. Instances of noncompliance or suspected noncompliance with laws and regulations whose effects should be considered for disclosure in the financial statements, as a basis for recording a loss contingency, or otherwise considered when preparing the financial statements.

    b. other liabilities or gain or loss contingencies that are required to be accrued or disclosed by ASC 450 "Contingencies" (formerly SFAS 5).

    c. material transactions that have not been properly recorded in the accounting records underlying the financial statements.

17. We are not aware of any pending or threatened litigation, claims or assessments or unasserted claims that are required to be accrued or disclosed in accordance with ASC 450 "Contingencies" (formerly SFAS 5), we have not consulted a lawyer concerning litigation, claims or assessments. Since the date of our attorney's legal confirmation to you dated February 18, 2016 from Paul Hastings, we have not consulted an attorney concerning litigation, claims or assessments and we are not aware of any pending or threatened litigation, claims or assessments or unasserted claims that are required to be accrued or disclosed in accordance with ASC 450, Accounting for Contingencies.

18. The Company has satisfactory title to all owned assets, and there are no liens or encumbrances on such assets nor has any asset been pledged, except as disclosed in the financial statements.

19. Financial instruments with off-balance-sheet risk and financial instruments with concentrations of credit risk have been properly recorded or disclosed in the financial statements.

20. The Company has complied with all aspects of contractual agreements that would have a material effect on the financial statements in the event of noncompliance.

21. We have no outstanding past due share of the accounting support fee assessed by the Public Company Accounting Oversight Board pursuant to Rule 7101.

22. All securities exchange memberships and participation in joint accounts carried by others have been properly recorded.

23. All borrowings and financial obligations of which we are aware are included in the financial statements, and all borrowing arrangements of which we are aware are disclosed.

24. There are no material unrecorded assets or contingent assets, such as claims relating to buy-ins, unfulfilled contracts, etc., whose value depends on the fulfillment of conditions regarded as uncertain.

25. There are no securities or investments not readily marketable owned by us or borrowed under subordination agreements.

26. There are no borrowings or claims unconditionally subordinated to all claims or general creditors pursuant to a written agreement.

27. The books and records underlying the financial statements and supplemental information have been reconciled to supporting data and properly adjusted as necessary.

28. We have obtained the service auditor's report from our service organization National Financial Services. We have reviewed that report, including the complementary user controls. We have implemented the relevant user controls and they were in operation for the year ended December 31, 2015.

29. We understand and acknowledge our responsibility for the fair presentation of the Schedule I-Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission ("Schedule I"), and Schedule II-Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements Pursuant To Rule 15c3-3 of the Securities and Exchange Commission ("Schedule II") in accordance with U.S. GAAP and Rule 17a-5 of the Securities and Exchange Act of 1934. We believe the Schedule I and Schedule II, including its form and content, is fairly presented in accordance with U.S. GAAP and SEC Rule 17a-5. The methods of measurement and presentation of the Schedule I and Schedule II have not changed from those used in the prior period. The form and content of Schedule I and Schedule II complies, in all material respects, with the regulatory requirements of SEC Rule 17a-5. We are responsible for, and have disclosed to you, any significant assumptions or interpretations underlying the measurement and presentation of the supplemental information, and we believe that those assumptions or interpretations are appropriate.

30. There have been no regulatory examination reports, supervising correspondence, or similar materials received from applicable regulatory agencies, including communications concerning supervisory actions or noncompliance with, or deficiencies in, rules, regulations, or supervisory actions during the year ended December 31, 2015 or through the date of this

letter.

31. There are no capital withdrawals anticipated within the next six months other than in the ordinary course of business.

32. We are responsible for establishing and maintaining adequate internal control for safeguarding the Company's securities and for the practices and procedures relevant to the objectives stated in SEC Rule 17a-5(g), including making periodic computations of aggregated indebtedness (or aggregate debits) and net capital under Rule 15c3-1 and for maintaining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we do not maintain practices and procedures related to the following:

    a. Making quarterly securities examinations, counts, verifications, and comparisons, and recording the differences as required by Rule 17a-13.

    b. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

    We believe that our practices and procedures were adequate at December 31, 2015 to meet the SEC's objectives. There have been no significant changes in internal control since December 31, 2015.

33. We acknowledge our responsibility for compliance with the identified exemption provisions throughout the year, and our assertions, that the Company has met the identified exemption provisions on paragraph (k) of Rule 15c3-3 throughout the most recent year ended December 31, 2015 without exception, are the responsibility of management. We have made available to you all records and other information relating to our assertions, including communications from regulatory agencies, internal auditors, and others who perform equivalent functions and compliance functions concerning possible exceptions to exemption provisions through the date of the review report. There have been no known events or other factors subsequent to the period addressed in our assertions that might significantly affect our compliance with the identified exemption provisions.

34. The Company has been in compliance with the exemptive provisions of SEC Rule 15c3-3 at all times during the year ended December 31, 2015 and through the date of this letter.

35. Net capital computations prepared by us during the period January 1, 2015 through December 31, 2015 indicated that we were in compliance with the requirements of The Net Capital Rule (SEC Rule 15c3-1) at all times during the period. The Company is not subject to, and did not prepare, a calculation for the reserve requirements of SEC Rule 15c3-3.

36. We are aware of the requirements regarding expense-sharing agreements as specified in SEC Rule 15c3-1(a)(2)(i)(F) and the July 11, 2003, letter issued by the Securities and Exchange

Commission, Division of Market Regulation. We believe that the Company has sufficient documentation necessary to verify the financial independence of the affiliated entity assuming the Company's liabilities, has appropriately recorded all expenses relative to the operation of its business, and is in compliance with the Rule and the requirements stipulated in the letter.

37. We have no outstanding past due share of the accounting support fee assessed by the Public Company Accounting Oversight Board pursuant to Rule 7101.

38. The $10,248 in "fund administration fees" shown on our statement of operations refers to amounts received by Banyan as part of soft dollar arrangements in exchange for services provided. These amounts are recognized as revenue when earned. None of the parties to the soft dollar arrangement are related parties, and Banyan Securities LLC is in compliance with all laws and regulations relating to soft dollar arrangements.

39. Note 1 to the financial statements discloses all of the matters of which we are aware that are relevant to the Company's ability to continue as a going concern, including significant conditions and events, and management's plans. The management and members of the Company have agreed to provide any additional capital, and/or reduce expenses, including reduction in compensation, if needed, to sustain operations for at least the next twelve months from the date of this letter. We have provided you our plans that are intended to mitigate the adverse effects of conditions or events that indicate there could be substantial doubt about the entity's ability to continue as a going concern for a reasonable period of time (12 months from the audit report date). We believe that those plans can be effectively implemented to enable the Company to continue for at least the next 12 months from the audit report date.

40. We have timely notified the SEC and our Designated Examining Authority (DEA) with respect to our noncompliance with the financial responsibility rules and material weaknesses in internal control.

41. A non-managing member of the Company exited in 2015. This member withdrew capital in the amount of $53,279 in January 2016.

To the best of our knowledge and belief, except as disclosed in Item #41 above, no events have occurred subsequent to the balance sheet date and through the date of this letter that would require adjustment to, or disclosure in, the financial statements.

Banyan Securities, LLC

Bruce Neff, Managing Member

3/28/16
DATE

Claudio Cifuchiarelli, Co-Managing Member

3/28/2016
DATE

Attachment A
Unadjusted Misstatements

Proposed JE # 1

[illegible]

L33000	Accrued Expenses	19,000.00	
E80010	Professional Fees		19,000.00

Proposed JE # 2

[illegible]

E90010	MISC Costs	7,192.00	
L33000	Accrued Expenses		7,192.00

Proposed JE # [illegible]

[illegible]

E30010	Occupancy Costs/ Rent	2,616.00	
L33000	Accrued Expenses		2,616.00

Proposed JE # [illegible]

[illegible]

A80000	Deposits & Other Assets	1,361.00	
E34110	Occupancy Costs		1,361.00

Proposed JE # [illegible]

[illegible]

E80010	Professional Fees	21,500.00	
C600BN	Retained Earnings		21,500.00

Attachment B
Adjusted Misstatements

Adjusting Journal Entry JE # 3			
[illegible]			
A80000	Deposits & Other Assets	2,269.00	
E30010	Occupancy Costs/ Rent		2,269.00

Adjusting Journal Entry JE # 5			
[illegible]			
E21010	Employees' Benefits	83,370.00	
C520BN	Partners' Capital		13,246.00
C520CC	Partners' Capital		26,411.00
C520JG	Partners' Capital		24,288.00
C520WL	Partners' Capital		19,425.00

Adjusting Journal Entry JE # 7			
[illegible]			
I90010	MISC Income	27,064.00	
C520CC	Partners' Capital		27,064.00



Banyan Securities, LLC

[illegible] Drake's Landing Road, Suite 125, Greenbrae, CA [illegible]

[illegible]

March 28, 2016

Marcum LLP
2049 Century Park East, Suite 300
Los Angeles, Ca 90067

We submit the following in connection with your engagement to apply agreed-upon-procedures to the Banyan Securities, LLC Schedule of Assessment and Payments [General Assessment reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2015, which were agreed to by Banyan Securities, LLC (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, and other designated examining authorities (collectively, the "Specified Parties"), and we confirm to the best of our knowledge and belief the following representations made to you during your engagement.

1. We are responsible for the presentation of the Schedule of Assessment and Payments General Assessment reconciliation (Form SIPC-7).

2. We are responsible for selecting the procedures performed and for determining that such procedures are appropriate for our purposes.

3. The payments listed on Form SIPC-7 accurately reflect the payments made to the Securities Investor Protection Corporation.

4. The General Assessment presented on Form SIPC-7 has been calculated in accordance with the Form SIPC-7 instructions for the determination of SIPC Net Operating Revenues and General Assessment.

5. There have been no communications from regulatory agencies relating to the Form SIPC-7.

6. We have made available to you all information that we believe is relevant to the Form SIPC-7.

7. We have responded fully to all inquiries made to us during the engagement.

8. Your report is intended solely for the information and use of the management of Banyan Securities, LLC, and is not intended to be and should not be used by anyone other than the Specified Parties.

To the best of our knowledge and belief, no events have occurred subsequent to December 31, 2015 and through the date of this letter that would require adjustment to the Company's Schedule of Assessment and Payments General Assessment reconciliation (Form SIPC-7).

Banyan Securities, LLC

Bruce Neff, Managing Member — 3/28/16 DATE

Claudio Chiuchiarelli, Co-Managing Member — 3/28/16 DATE